UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                   to

Commission File No. 001-11444

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

MAGNA E-CAR SYSTEMS, INC. RETIREMENT SAVINGS PLAN

MAGNA INTERNATIONAL INC.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNA E-CAR SYSTEMS, INC. RETIREMENT SAVINGS PLAN in its capacity as Plan Sponsor		THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS by MAGNA INTERNATIONAL INC. in its capacity as Plan Administrator

/s/ “John Simonetti”		/s/ “Marc Neeb”
By:	John Simonetti	By:	Marc Neeb

Title:	Chief Financial Officer	Title:	Executive Vice-President, Global Human Resources

/s/ “Sean Johns”		/s/ “Robert Cecutti”
By:	Sean Johns	By:	Robert Cecutti

Title:	Executive Vice-President	Title:	Controller

Date: June 26, 2012

SUMMARY TABLE OF CONTENTS

Appendix 1                The Magna Group of Companies Retirement Savings Plans
Audited Financial Statements as of December 31, 2011 and 2010

Appendix 2                Magna E-Car Systems, Inc. Retirement Savings Plan
Audited Financial Statements as of December 31, 2011

Exhibit

23.1	Consents of Independent Registered Public Accounting Firm — BDO USA, LLP

Appendix 1

The Magna Group of Companies Retirement Savings Plans

Financial Statement

Years Ended December 31, 2011 and 2010

The Magna Group of Companies Retirement Savings Plans

Contents

Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	5

Notes to Financial Statements	6-18

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	19

Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2011	20

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2011	21

Report of Independent Registered Public Accounting Firm

To the Pension Committee of

The Magna Group of Companies

Retirement Savings Plans

Aurora, Ontario, Canada

We have audited the accompanying statements of net assets available for benefits of The Magna Group of Companies Retirement Savings Plans (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year), Reportable Transactions and Delinquent Participant Contributions as of and for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain sales transactions and the related gain or loss. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ BDO USA, LLP

Grand Rapids, Michigan

June 26, 2012

The Magna Group of Companies Retirement Savings Plans

Statements of Net Assets Available for Benefits

December 31,	2011	2010

Assets

Investments, at fair value
Guaranteed investment contracts (Note 5)	$126,118,931	$115,127,074
Pooled separate accounts	370,929,557	327,350,335
Employer securities (Note 4)	116,217,410	178,813,514
Mutual funds	64,247,823	106,447,438
Life insurance policies	45,684	42,501

Total investments	677,559,405	727,780,862

Receivables
Employer	24,831,539	17,116,667
Participants	116,830	111,003
Notes receivable from participants	23,702,741	21,015,409

Total receivables	48,651,110	38,243,079

Net Assets Reflecting All Investments at Fair Value	726,210,515	766,023,941

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(130,183)	1,446,907

Net Assets Available for Benefits	$726,080,332	$767,470,848

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2011	2010

Additions
Investment income
Interest and dividends	$7,032,629	$6,064,074
Net appreciation in fair value of investments (Note 3)	—	151,141,884
Contributions
Non-cash
Employer stock	—	839,859
Cash
Employer	35,926,858	26,315,472
Participants	41,935,620	38,761,409
Interest from notes receivable from participants	1,231,556	1,230,502

Total Additions	86,126,663	224,353,200

Deductions
Net depreciation in fair value of investments (Note 3)	65,329,274	—
Benefits paid to terminated employees	37,321,124	49,525,900
Benefits paid to participating employees	18,697,644	18,148,787
Loan expenses and other fees	299,075	263,794

Total Deductions	121,647,117	67,938,481

Net increase (decrease)	(35,520,454)	156,414,719

Net transfers to other plans (Note 8)	(5,870,062)	—

Net Assets Available for Benefits, beginning of year	767,470,848	611,056,129

Net Assets Available for Benefits, end of year	$726,080,332	$767,470,848

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

1.     Description of the Plan

The following description of The Magna Group of Companies Retirement Savings Plans (the “Plan”) provides only general information. Participants should refer to the restated Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Certain employees of Magna International of America, Inc. (the “Primary Employer”) and other participating subsidiaries and affiliates of the Primary Employer (collectively the “Employer”) are eligible to participate in the Plan.

The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992. The Primary Employer restated the Plan’s terms, provisions and conditions effective January 1, 2011.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan agreement provides that the Plan may invest in Common Stock of Magna International Inc. (“Magna”), the parent company of the Primary Employer.

The Plan is administered by Magna and individuals (Trustees) appointed by the Board of Directors of Magna. Principal Trust Company (“Principal”) is the appointed Trustee of the Plan.

401(k) Eligibility

An employee is eligible to participate on the first day of employment, and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit Sharing Eligibility

An employee is eligible to participate in the Plan if the employee is employed at a participating employer on the last day of the Plan year and the employee has completed 1,000 hours of service in the Plan year.

Contributions

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 1% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the “Code”). The Employer may make a discretionary matching contribution. For the 2011 and 2010 plan year, the employer matching contribution was 50% of the first 6% of base earnings contributed by a participant. Employees may also defer 1% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer.

Employees are automatically enrolled after a 60-day opt out period. The Employer withholds an amount equal to 3% of employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution. Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

The deferred profit sharing portion of the Plan is a non-contributory, defined contribution plan funded by discretionary Employer contributions as determined under the provisions of the Plan, which are generally based on years of service and consolidated profits as determined by the Employer. The allocation to a minimum percentage of participating employee base earnings was suspended for existing employees, with the exception of employees covered under a collective bargaining agreement, which specified a minimum contribution formula.

Anyone classified as a new employee through the deferred profit sharing portion of the Plan, on or after August 1, 2009 will no longer be eligible to receive allocation to a minimum percentage of participating employee base earnings.

Participant Accounts

Individual participant accounts are maintained by Principal and are credited with employee contributions, Employer contributions, and Plan earnings in the case of the 401(k) portion of the Plan and allocations of Employer contributions, Plan earnings, and forfeitures of former participants’ non-vested amounts in the case of the deferred profit sharing portion of the Plan. Allocations of contributions and forfeitures in the deferred profit sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

Vesting

Vesting for the deferred profit sharing portion of the Plan occurs on the following schedule:

Number of full years of service	Vested Percentage

Less than 1	0%
1	30
2	40
3	60
4	80
5 and after	100

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the Plan year in which the amounts are allocated or re-allocated unless the participant has ceased before that time to be an employee. Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

For the 401(k) portion of the Plan, participants are 100% vested immediately in Employer and employee contributions and allocated earnings thereon.

Forfeitures

For the deferred profit sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants after the former participant has five consecutive one-year service breaks. During 2011, allocated forfeitures were $901,166

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

and unallocated forfeitures as of December 31, 2011 were $246,040.  During 2010, allocated forfeitures were $460,746 and unallocated forfeitures as of December 31, 2010 were $1,111,706.

Plan Benefits

For the deferred profit sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer. Under certain provisions of the Plan, a percentage of vested benefits may also be distributed after 10 continuous years of service and/or upon reaching age 55. Distributions of Plan benefits are made to eligible participants in one lump-sum payment. Only vested balances of a participant’s profit sharing contribution account as of December 31, 2007 are eligible for in-service withdrawals.

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution. Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan agreement.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding amounts related to the participant’s deferred profit sharing account. Participant note terms range from one to five years or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at the then current prime plus 2% as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly. As of December 31, 2011 outstanding notes receivable had interest rates ranging from 4.25% to 10.25%.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts will become 100% vested and non-forfeitable.

Participant and Non-Participant Directed Investments

Participants may invest in Magna International Inc. Common Stock (Employer Securities). For the deferred profit sharing portion of the Plan, 4/7th of the annual profit sharing contribution, as defined, is invested in Employer Securities, referred to as the non-participant-directed portion of the Plan. The remaining portion of the annual profit sharing contribution is directed by the employee and may include investments in Employer Securities. Participants with a minimum of 3 years of service may diversify up to 100% of Employer Securities held in their account. Voting rights are all retained by the trust per the direction of the Employer.

Administrative Expenses

The Employer administers the Plan. The Employer pays certain administrative expenses of the Plan and the Employer also provides certain administrative services, which have not been charged to the Plan. The amount of such expenses and cost of such services have not been determined.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions.

2.     Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable — Participant Loans

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Concentration of Investments

Included in investments at December 31, 2011 and 2010 are shares of the Employer’s securities amounting to $116,217,410 and $178,813,514, respectively. This investment represents 17% and 25% of total investments at December 31, 2011 and 2010, respectively. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Stock Split

In 2010, the Employer approved a two-for-one stock split on its common stock which was implemented through a stock dividend paid on November 24, 2010.  The Employer ascribed no monetary value to the stock dividend. The accounts of Plan participants were adjusted to reflect the issuance of additional shares due to the stock split.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009 and did not have a material impact on the Plan’s financial statements. The disclosures regarding the reconciliation of information in Level 3 recurring fair value measurements became effective for periods beginning after December 15, 2010 and are included in the fair value disclosures in Note 3.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs) (ASU 2011-04).  ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The ASU is effective for annual periods beginning after December 15, 2011.  Plan management is evaluating the impact of the adoption of the ASU on the Plan’s financial statements.

3.     Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Guaranteed Investment Contracts (GICs): Valued at fair value by discounting the related cash flows based on current market rates for similar contracts with comparable durations.  See Note 5 for additional information related to the GICs.

Pooled Separate Accounts (PSAs): Valued based on the underlying investments (i.e., common stock, mutual funds, short term securities). While the majority of the underlying assets values are based on quoted prices, the net asset value (NAV) of the pooled separate account is not publicly quoted. The NAV is reported by the fund managers as of the financial statement date based on recent transaction prices. With the exception of the U.S. Property Separate Account, the PSAs held by the Plan provide for daily redemptions by the Plan at reported NAV with no advance notice requirement. The Plan is permitted to redeem investment units at NAV on the measurement date.

On September 26, 2008, a contractual limitation was put into place on the Principal U.S. Property Separate Account. The limitation delayed the payment of most withdrawal requests, and was implemented to protect the interests of all investors in the separate account and to satisfy withdrawal requests over time among all those who request a withdrawal. Timing of pending withdrawal requests was dependent on the economic environment and its impact on the real estate markets. As such, it was not possible to determine a specific date when distributions would be made nor when requests would be fully satisfied. Distributions were made on a pro-rata basis to all investors subject to the limitation, regardless of when the distribution requests were submitted.  This limitation was removed on March 24, 2011.

Employer Securities: Valued at the closing price quoted on a recognized securities exchange on the last business day of the Plan year.

Mutual Funds: Valued at quoted market prices of shares held by the Plan.

Life Insurance Policies: Valued at the cash surrender value of the individual policies

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy the Plan’s investments.

	Fair Value Measurements
December 31, 2011	Level 1	Level 2	Level 3	Total

Guaranteed investment contracts	$—	$—	$126,118,931	$126,118,931

Pooled separate accounts
Large U.S. equity	—	115,558,374	—	115,558,374
Small/mid U.S. equity	—	39,759,811	—	39,759,811
International equity	—	47,619,143	—	47,619,143
Balanced	—	98,429,407	—	98,429,407
Fixed income	—	68,065,851	—	68,065,851
Other	—	1,496,971	—	1,496,971

Total pooled separate accounts	—	370,929,557	—	370,929,557

Employer securities	116,217,410	—	—	116,217,410

Mutual funds
Large U.S. equity	13,981,953	—	—	13,981,953
Small/mid U.S. equity	33,772,862	—	—	33,772,862
International equity	1,360,305	—	—	1,360,305
Balanced	15,132,703	—	—	15,132,703

Total mutual funds	64,247,823	—	—	64,247,823

Life insurance policies	—	—	45,684	45,684

Investments, at fair value	$180,465,233	$370,929,557	$126,164,615	$677,559,405

The remainder of this page intentionally left blank.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

	Fair Value Measurements
December 31, 2010	Level 1	Level 2	Level 3	Total

Guaranteed investment contracts	$—	$—	$115,127,074	$115,127,074

Pooled separate accounts
Large U.S. equity	—	68,031,185	—	68,031,185
Small/mid U.S. equity	—	48,320,249	—	48,320,249
International equity	—	58,615,745	—	58,615,745
Balanced	—	88,774,147	—	88,774,147
Fixed income	—	42,715,923	18,693,368	61,409,291
Other	—	2,199,718	—	2,199,718

Total pooled separate accounts	—	308,656,967	18,693,368	327,350,335

Employer securities	178,813,514	—	—	178,813,514

Mutual funds
Large U.S. equity	65,199,494	—	—	65,199,494
Small/mid U.S. equity	26,860,378	—	—	26,860,378
Balanced	14,387,566	—	—	14,387,566

Total mutual funds	106,447,438	—	—	106,447,438

Life insurance policies	—	—	42,501	42,501

Investments, at fair value	$285,260,952	$308,656,967	$133,862,943	$727,780,862

The remainder of this page intentionally left blank.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Investments classified within Level 3 consist of guaranteed investment contracts, the Principal U.S. Property pooled separate account, and life insurance policies. The tables below set forth a summary of changes in the fair values of the Plan’s Level 3 investments for the years ended December 31, 2011 and 2010.

	Level 3 Investments
Year ended December 31, 2011	Guaranteed Investment Contracts	Pooled Separate Account	Life Insurance Policies

Balance, beginning of year	$115,127,074	$18,693,368	$42,501
Realized gains (losses)	—	(833,330)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—	1,355,085	—
Interest credited	3,641,134	—	—
Purchases	46,235,335	769,197	3,183
Sales	—	—	—
Issuances and settlements	(38,884,612)	(1,151,010)	—
Transfers into Level 3	—	—	—
Transfers out of Level 3	—	(18,833,310)	—

Balance, end of year	$126,118,931	$—	$45,684

	Level 3 Investments
Year ended December 31, 2010	Guaranteed Investment Contracts	Pooled Separate Account	Life Insurance Policies

Balance, beginning of year	$114,496,363	$25,643,529	$39,425
Realized gains (losses)	—	(1,232,000)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—	4,249,411	—
Interest credited	4,115,354	—
Purchases, issuances and settlements	(3,484,643)	(9,967,572)	3,076
Transfers in and/or out of Level 3	—	—	—

Balance, end of year	$115,127,074	$18,693,368	$42,501

Effective March 25, 2011, withdrawal restrictions in place on the Principal U.S. Property pooled separate account were lifted, and the Plan was subsequently permitted to redeem investment units at NAV on the measurement date.  As a result, effective March 25, 2011, $18,833,310 was transferred from Level 3 to Level 2 investments.

There were no transfers into or out of Level 1, Level 2 or Level 3 during 2010.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

During 2011 and 2010, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year ended December 31,	2011	2010

Guaranteed Investment Contracts	$(3,860)	$(3,825)
Pooled Separate Accounts	(2,221,364)	44,552,734
Employer Securities	(65,088,163)	93,685,863
Mutual Funds	1,980,931	12,904,036
Life Insurance Policies	3,182	3,076

	$(65,329,274)	$151,141,884

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

December 31,	2011	2010

Guaranteed Fixed Income Option Fund	$126,118,931	$115,127,074
Magna International Inc. Common Stock	116,217,410	178,813,514
Principal Life Insurance Company:
Large Cap Stock Index Separate Account	65,000,484	68,031,185
Diversified International Separate Account	47,619,143	49,235,690
Bond and Mortgage Separate Account	45,479,573	42,715,923

4.     Non-Participant-Directed Investments

The Magna International Inc. Common Stock includes both participant and non-participant-directed investments, which are co-mingled. Substantially all contributions and associated appreciation (depreciation), income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

December 31,	2011	2010

Magna International Inc. Common Stock	$116,217,410	$178,813,514

Net Assets Available for Benefits	$116,217,410	$178,813,514

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Year ended December 31,	2011	2010

Changes in Net Assets Available For Benefits
Dividend income	$2,963,990	$788,860
Net appreciation (depreciation) in fair value of investments	(65,088,163)	93,685,864
Employer contributions	10,399,648	1,365,809
Participant contributions	2,054,698	1,624,106
Net inter-fund transfers	(2,625,981)	314,212
Distributions to terminated employees	(6,666,129)	(9,586,544)
Distributions to participating employees	(3,634,166)	(2,880,312)

Increase (Decrease) in Net Assets Available for Benefits	$(62,596,103)	$85,311,995

5.     Guaranteed Investment Contracts

The Plan invests in the Guaranteed Fixed Income Option Fund Contract (GFIO), a guaranteed investment contract. The GFIO is a benefit responsive contract entered into with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The GFIO is valued at fair value for presentation in the Plan’s assets and is then adjusted to contract value in the statement of net assets available for benefits. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is that amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Certain events that may limit the ability of the Plan to transact at contract value are not probable of occurring.

The fair value of the GFIO represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting interest rates.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is a blended rate determined using a dollar-weighted average of all the Guaranteed Interest Rates of the Guaranteed Interest Funds under this contract. Under the terms of the existing contract, the interest rate can be reset on an annual or semiannual basis. The GFIO is a single group annuity contract with a fixed rate of interest. The average yield earned by the plan and credited to participants was 3.00% and 3.58% during 2011 and 2010, respectively.

6.     Related Party Transactions

Certain Plan investments are shares of guaranteed investment contracts, pooled separate accounts and mutual funds managed by Principal. Principal is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the stock of the Employer.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

7.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 2009 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.     Plan Transfer

Effective January 1, 2011, the employees of Magna E-Car Systems of America, Inc. and Magna E-Car USA LP were no longer eligible to contribute to the Plan, and the employees were transferred to an affiliated Plan.  As a result of the spin off, there was a transfer of $5,870,062 in plan assets from the Plan to Magna E-Car Systems, Inc. Retirement Savings Plan on January 31, 2011.

9.     Delinquent Participant Contributions

During 2011, the Employer failed to remit certain employee deferrals and loan repayments to the Plan aggregating $229,594 in a timely manner according to DOL regulations. During 2010, the Employer failed to remit certain employee deferrals and loan repayments to the Plan aggregating $163,534 in a timely manner according to DOL regulations. The Employer has calculated lost earnings and deposited the lost earnings into the Plan.

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

December 31,	2011	2010

Net assets available for benefits per the financial statements	$726,080,332	$767,470,848
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	130,183	(1,446,907)
Benefits payable to participants	(690,678)	(676,055)

Net Assets Available for Benefits per the Form 5500	$725,519,837	$765,347,886

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

The following is a reconciliation of the net increase (decrease) in net assets per the financial statements to total income (loss) per the Form 5500:

Year ended December 31,	2011	2010

Net increase (decrease) per the financial statements	$(35,520,454)	$156,414,719
2011 adjustment from fair value to contract value for fully benefit-responsive investment contracts	130,183	(1,446,907)
2010 adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,446,907	—
Benefits payable to participants - end of year	(690,678)	(676,055)
Benefits payable to participants - prior year	676,055	—

Total Income (Loss) per the Form 5500	$(33,957,987)	154,291,757

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN:  98-0095901

Plan Number:  002

December 31, 2011

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)		Cost (d)	Current Value (e)

	Guaranteed Investment Contracts with Principal Life Insurance Company:

*	Guaranteed Fixed Income Option	9,701,064	units	**	$126,118,931

	Pooled Separate Accounts:
	Principal Life Insurance Company:
*	U.S. Property Separate Account	35,822	units	**	22,586,278
*	Bond and Mortgage Separate Account	42,048	units	**	45,479,573
*	Large Cap Stock Index Separate Account	1,162,352	units	**	65,000,484
*	Equity Income Separate Account	1,948,416	units	**	29,037,568
*	Large-Cap Growth I Separate Account	1,910,735	units	**	21,520,322
*	Small-Cap Stock Index Separate Account	1,042,949	units	**	27,111,711
*	LifeTime Strategic Income Separate Account	221,900	units	**	3,561,950
*	LifeTime 2010 Separate Account	646,457	units	**	10,479,376
*	LifeTime 2020 Separate Account	1,949,688	units	**	32,112,808
*	LifeTime 2030 Separate Account	1,961,379	units	**	31,507,984
*	LifeTime 2040 Separate Account	997,779	units	**	15,864,159
*	LifeTime 2050 Separate Account	323,068	units	**	4,903,130
*	Mid Cap Stock Index Separate Account	498,028	units	**	12,648,100
*	Diversified International Separate Account	843,798	units	**	47,619,143
*	International Separate Account	97,448	units	**	1,496,971

	Total Pooled Separate Accounts				370,929,557

	Employer Securities:
*	Magna International Inc.	3,488,965 Common Stock		171,727,320	116,217,410

	Mutual Funds:
	Munder Midcap Core Growth Fund	588,050	shares	**	16,600,651
	Delaware Small-Cap Value I Fund	183,160	shares	**	6,923,450
	T. Rowe Price Capital Appreciation Fund	733,885	shares	**	15,132,703
	Eagle Small-Cap Growth R5 Fund	267,662	shares	**	10,248,761
	Vanguard Prime Cap Admiral Fund	218,332	shares	**	13,981,953
	Oppenheimer Developing Markets A Fund	46,395	shares	**	1,360,305

	Total Mutual Funds				64,247,823

	Northwestern Mutual Life Insurance Company	Life insurance policies			45,684

*	Notes Receivable from Participants	Maturing at various dates at interest rates ranging from (4.25% to 10.25%)			23,702,741

	Total Investments per Form 5500				$701,262,146

*      A party in interest as defined by ERISA.

**   The cost of participant-directed investments is not required to be disclosed.

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4j - Schedule of Reportable Transactions

EIN:  98-0095901

Plan Number:  002

Year ended December 31, 2011

Identity of Party Involved (a)	Description of Asset (number of transactions) (b)	Purchase Price (c)	Selling Price (d)	Lease Rental (e)	Expense Incurred With Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or (Loss) (i)

Magna International Inc.
Common Stock
Purchase	1,002	$39,302,192	$—	N/A	N/A	$39,302,192	$39,302,192	$—
Sale	1,343	—	36,809,859	N/A	N/A	***	36,809,859	***

NOTES:

(1)    Magna International Inc. is a party-in-interest as defined by ERISA.

(2)    The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

(3)    Category (iii) - Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets.  There were no category (i), (ii), or (iv) reportable transactions.

***Historical cost information not available.

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4a - Schedule of Delinquent Participant

EIN:  98-0095901

Plan Number:  002

December 31, 2011

Participant	Totals that Constitute Non-Exempt Prohibited Transactions
Contributions Transferred Late to the Plan (including loan repayments)	Contributions Not Corrected	Contributions Corrected Outside VFCP*		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

2011 Contributions	$229,594	$

2010 Contributions	$—		$163,534	—	—

* Voluntary Fiduciary Correction Program (DOL)

Appendix 2

Magna E-Car Systems, Inc.
Retirement Savings Plan

Financial Statements

Year Ended December 31, 2011

Magna E-Car Systems, Inc.

Retirement Savings Plan

Financial Statements

Year Ended December 31, 2011

Magna E-Car Systems, Inc. Retirement Savings Plan

Contents

Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2011	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	5

Notes to Financial Statements	6-15

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	16

Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2011	17

2

Report of Independent Registered Public Accounting Firm

To the Retirement Committee of

Magna E-Car Systems, Inc. Retirement Savings Plan

Rochester Hills, Michigan

We have audited the accompanying statement of net assets available for benefits of Magna E-Car Systems, Inc. Retirement Savings Plan (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year), and Reportable Transactions as of and for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain sales transactions and the related gain or loss. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ BDO USA, LLP

Grand Rapids, Michigan

June 26, 2012

3

Magna E-Car Systems, Inc. Retirement Savings Plan

Statement of Net Assets Available for Benefits

December 31,	2011

Assets

Investments, at fair value
Guaranteed investment contract (Note 5)	$354,206
Pooled separate accounts	4,406,317
Employer securities (Note 4)	717,432
Mutual funds	1,990,780

Total investments	7,468,735

Receivables
Employer	632,376
Notes receivable from participants	56,558

Total receivables	688,934

Net Assets Reflecting All Investments at Fair Value	8,157,669

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 5)	18,642

Net Assets Available for Benefits	$8,176,311

See accompanying notes to financial statements.

4

Magna E-Car Systems, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2011

Additions
Investment income
Interest and dividends	$48,996
Contributions
Employer	1,078,157
Participants	2,005,153
Interest from notes receivable from participants	3,330

Total Additions	3,135,636

Deductions
Net depreciation in fair value of investments (Note 3)	587,728
Benefits paid to terminated employees	215,687
Benefits paid to participating employees	25,366
Loan expenses and other fees	606

Total Deductions	829,387

Net increase	2,306,249

Net transfers from other plans (Note 8)	5,870,062

Net Assets Available for Benefits, beginning of year	—

Net Assets Available for Benefits, end of year	$8,176,311

See accompanying notes to financial statements.

5

Magna E-Car Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

1.  Description of the Plan

The following description of Magna E-Car Systems, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the restated Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Certain employees of Magna E-Car Systems of America, Inc. and Magna E-Car USA LP (collectively the “Employer”) are eligible to participate in the Plan.

The Plan was established by the Employer as the Magna E-Car Systems, Inc. Retirement Savings Plan on January 1, 2011. The Employer restated the Plan’s terms, provisions and conditions effective December 1, 2011.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan agreement provides that the Plan may invest in common stock of Magna International Inc. (“Magna”), the majority owner of the Employer.

The Plan is administered by the Employer and individuals (Trustees) appointed by the Board of Directors of the Employer. Principal Trust Company (“Principal”) is the appointed Trustee of the Plan.

401(k) Eligibility

An employee is eligible to participate on the first day of employment, and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit Sharing Eligibility

An employee is eligible to participate in the Plan if the employee is employed on the last day of the Plan year and the employee has completed 1,000 hours of service in the Plan year.

Contributions

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 1% to 50% of pretax wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the “Code”). Employees may elect all or a portion of the elective deferral as after tax Roth elective deferral contributions.  The Employer may make a discretionary matching contribution. In 2011, the matching contribution was 50% of the first 6% of base earnings contributed by a participant.

Employees are automatically enrolled after a 60-day employment period. The Employer withholds an amount equal to 3% of employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution. Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

6

Magna E-Car Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

The deferred profit sharing portion of the Plan is a non-contributory, defined contribution plan funded by discretionary Employer contributions as determined under the provisions of the Plan, which are generally based on a portion of profits as determined by the Employer.

Participant Accounts

Individual participant accounts are maintained by Principal and are credited with employee contributions, Employer contributions, and Plan earnings in the case of the 401(k) portion of the Plan and allocations of Employer contributions, Plan earnings, and forfeitures of former participants’ non-vested amounts in the case of the deferred profit sharing portion of the Plan. Allocations of contributions and forfeitures in the deferred profit sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

Vesting

Vesting for the deferred profit sharing portion of the Plan occurs on the following schedule:

Number of full years of service	Vested Percentage

Less than 1	0%
1	30
2	40
3	60
4	80
5 and after	100

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the Plan year in which the amounts are allocated or re-allocated unless the participant has ceased before that time to be an employee. Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

For the 401(k) portion of the Plan, participants are 100% vested immediately in Employer and employee contributions and allocated earnings thereon.

Forfeitures

For the deferred profit sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants after the former participant has five consecutive one-year service breaks. As of December 31, 2011, there were $3,593 unallocated forfeitures and no forfeitures were allocated during 2011.

7

Magna E-Car Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

Plan Benefits

For the deferred profit sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer. Under certain provisions of the Plan, a percentage of vested benefits may also be distributed after 10 or 20 continuous years of service and/or upon reaching age 55. Distributions of Plan benefits are made to eligible participants in one lump-sum payment. Only vested balances of a participant’s profit sharing contribution account held under the Magna Group of Companies Retirement Savings Plan as of December 31, 2007, which were transferred to this Plan, are eligible for in-service withdrawals.

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution. Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan agreement.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding amounts related to the participant’s deferred profit sharing account. Participant note terms range from one to five years or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at the then current prime plus 2% as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly. As of December 31, 2011 outstanding notes receivable had interest rates ranging from 5.25% to 8.0%.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts will become 100% vested and non-forfeitable.

Participant and Non-Participant Directed Investments

Participants may invest in Magna International Inc. Common Stock. For the deferred profit sharing portion of the Plan, 4/7th of the annual profit sharing contribution, as defined, is invested in Magna International Inc. Common Stock, referred to as the non-participant-directed portion of the Plan. The remaining portion of the annual profit sharing contribution is directed by the employee and may include investments in Magna International Inc. Common Stock. Participants with a minimum of 3 years of service may diversify up to 100% of Employer Securities held in their account. Voting rights are all retained by the trust per the direction of the Employer.

Administrative Expenses

The Employer administers the Plan. The Employer pays certain administrative expenses of the Plan and the Employer also provides certain administrative services, which have not been charged to the Plan. The amount of such expenses and cost of such services have not been determined. Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions.

8

Magna E-Car Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

2.  Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable - Participant Loans

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Concentration of Investments

Included in investments at December 31, 2011 are shares of the Employer’s securities amounting to $717,432. This investment represents 9.6% of total investments at December 31, 2011. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

9

Magna E-Car Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009. The disclosures regarding the reconciliation of information in Level 3 recurring fair value measurements became effective for periods beginning after December 15, 2010 and, if applicable, are included in the fair value disclosures in Note 3.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs) (ASU 2011-04).  ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The ASU is effective for annual periods beginning after December 15, 2011.  Plan management is evaluating the impact of the adoption of the ASU on the Plan’s financial statements.

3.  Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

10

Magna E-Car Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

Guaranteed Investment Contracts (GIC): Valued at fair value by discounting the related cash flows based on current market rates for similar contracts with comparable durations.  See Note 5 for additional information related to the GIC.

Pooled Separate Accounts (PSAs): Valued based on the underlying investments (i.e., common stock, mutual funds, short term securities). While the majority of the underlying assets values are based on quoted prices, the net asset value (NAV) of the pooled separate account is not publicly quoted. The NAV is reported by the fund managers as of the financial statement date based on recent transaction prices. The PSAs held by the Plan provide for daily redemptions by the Plan at reported NAV with no advance notice requirement. The Plan is permitted to redeem investment units at NAV on the measurement date.

Employer Securities: Valued at the closing price quoted on a recognized securities exchange on the last business day of the Plan year.

Mutual Funds: Valued at quoted market prices of shares held by the Plan.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the Plan’s investments.

	Fair Value Measurements
December 31, 2011	Level 1	Level 2	Level 3	Total

Guaranteed investment contract	$—	$—	$354,206	$354,206

Pooled separate accounts
Large U.S. equity	—	665,226	—	665,226
Small/mid U.S. equity	—	556,108	—	556,108
Balanced	—	2,432,146	—	2,432,146
Fixed income	—	752,837	—	752,837

Total pooled separate accounts	—	4,406,317	—	4,406,317

Employer securities	717,432	—	—	717,432

Mutual funds
Large U.S. equity	476,361	—	—	476,361
Fixed Income	494,439	—	—	494,439
Small/mid U.S. equity	505,041	—	—	505,041
International equity	514,939	—	—	514,939

Total mutual funds	1,990,780	—	—	1,990,780

Investments, at fair value	$2,708,212	$4,406,317	$354,206	$7,468,735

11

Magna E-Car Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment.

Level 3 Investment
Year ended December 31, 2011	Guaranteed Investment Contract

Balance, beginning of year	$—
Unrealized losses relating to instruments still held at the reporting date	(18,642)
Interest credited	7,953
Purchases	906,318
Issuances and settlements	(541,423)

Balance, end of year	$354,206

During 2011, the Plan’s investments (including investments bought, sold, as well as held during the year) depreciated in fair value as follows:

Year ended December 31,	2011

Pooled Separate Accounts	(48,814)
Employer Securities	(417,312)
Mutual Funds	(121,602)

$(587,728)

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

December 31,	2011

Magna International Inc. Common Stock	$717,432
Principal Life Insurance Company:
LifeTime 2030 Separate Account	549,831
Income Separate Account	524,766
LifeTime 2020 Separate Account	516,092
Large Cap S&P 500 Index Separate Account	417,849
Mutual funds:
PIMCO Total Return A Fund	494,439
Harbor International Investor Fund	484,674
Franklin Growth A Fund	476,361

12

Magna E-Car Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

4.  Non-Participant-Directed Investments

The Magna International Inc. Common Stock includes both participant and non-participant-directed investments, which are co-mingled. Substantially all contributions and associated appreciation, income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

December 31,	2011

Magna International Inc. Common Stock	$717,432

Net Assets Available for Benefits	$717,432

Year ended December 31,	2011

Changes in Net Assets Available For Benefits
Dividend income	$14,726
Net depreciation on fair value of investments	(417,312)
Employer contributions	23,924
Participant contributions	124,495
Net inter-fund transfers	(7,862)
Distributions to terminated employees	(10,135)
Distributions to participating employees	989,596

Increase in Net Assets Available for Benefits	$717,432

5.  Guaranteed Investment Contract

The Plan invests in the Principal Fixed Income Guaranteed Option Fund Contract (PFIGO), a guaranteed investment contract. The PFIGO is a benefit responsive contract entered into with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The PFIGO is valued at fair value for presentation in the Plan’s assets and is then adjusted to contract value in the statement of net assets available for benefits. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is that amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Certain events that may limit the ability of the Plan to transact at contract value are not probable of occurring.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.0%.  Under the terms of the existing contract, the interest rate can be reset on a

13

Magna E-Car Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

semiannual basis. The PFIGO is a single group annuity contract with a fixed rate of interest. The average yield earned by the plan and credited to participants was 2.85% during 2011.

6.  Related Party Transactions

Certain Plan investments are shares of a guaranteed investment contract, pooled separate accounts and mutual funds managed by Principal. Principal is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in Magna International Inc. Common Stock.

7.  Income Tax Status

The Plan has applied for a determination letter from the Internal Revenue Service, in order to qualify under Section 401(a) of the Code and to determine that the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, will be deemed qualified and the related trust tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

8.  Plan Transfer

Effective January 1, 2011, the employees of Magna E-Car Systems of America, Inc. and Magna E-Car USA LP were no longer eligible to contribute to the Magna Group of Companies Retirement Savings Plan, and the employees were transferred to the Plan.  As a result of the spin off, there was a transfer of $5,870,062 in plan assets to the Plan on January 31, 2011.

9.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

December 31,	2011

Net assets available for benefits per the financial statements	$8,176,311
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(18,642)
Benefits payable to participants	(13,655)

Net Assets Available for Benefits per the Form 5500	$8,144,014

14

Magna E-Car Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

The following is a reconciliation of the net increase in net assets per the financial statements to total income per the Form 5500:

Year ended December 31,	2011

Net increase in net assets per the financial statements	$2,306,249
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,642)
Benefits payable to participants	(13,655)

Total Income per the Form 5500	$2,273,952

15

Magna E-Car Systems, Inc. Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN:  26-4396431

Plan Number:  001

December 31, 2011

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)		Cost (d)	Current Value (e)

	Guaranteed Investment Contract with Principal Life Insurance Company:
*	Fixed Income Guaranteed Option			**	$354,206

	Pooled Separate Accounts:
	Principal Life Insurance Company:
*	U.S. Property Separate Account	398	units	**	228,071
*	Income Separate Account	41,923	units	**	524,766
*	Large Cap S&P 500 Index Separate Account	7,892	units	**	417,849
*	Equity Income Separate Account	14,555	units	**	216,050
*	Large-Cap Growth I Separate Account	2,831	units	**	31,326
*	Small-Cap S&P 600 Index Separate Account	11,642	units	**	292,734
*	LifeTime Strategic Income Separate Account	4,915	units	**	77,560
*	LifeTime 2010 Separate Account	16,386	units	**	261,111
*	LifeTime 2015 Separate Account	13,864	units	**	144,383
*	LifeTime 2020 Separate Account	31,876	units	**	516,092
*	LifeTime 2025 Separate Account	13,401	units	**	134,510
*	LifeTime 2030 Separate Account	34,819	units	**	549,831
*	LifeTime 2035 Separate Account	23,504	units	**	230,755
*	LifeTime 2040 Separate Account	21,441	units	**	335,109
*	LifeTime 2045 Separate Account	6,890	units	**	66,650
*	LifeTime 2050 Separate Account	7,779	units	**	116,057
*	LifeTime 2055 Separate Account	9	units	**	89
*	Mid-Cap S&P 400 Index Separate Account	9,831	units	**	241,506
*	Mid-Cap Value I Separate Account	618	units	**	21,868

	Total Pooled Separate Accounts				4,406,317

	Employer Securities:
*	Magna International Inc. common stock	21,538 shares		$1,078,461	717,432

	Mutual Funds:
	Columbia Acorn A Fund	5,640	shares	**	150,199
	Franklin Growth A Fund	10,671	shares	**	476,361
	Eagle Small-Cap Growth A Fund	4,532	shares	**	169,920
	Heartland Value Plus Fund	6,671	shares	**	184,922
	BlackRock International Opp A Fund	1,075	shares	**	30,265
	Harbor International Investor Fund	9,321	shares	**	484,674
	PIMCO Total Return A Fund	45,487	shares	**	494,439

	Total Mutual Funds				1,990,780

*	Notes Receivable from Participants	Maturing at various dates at interest rates ranging from (5.25% to 8.0%)			56,558

	Total Investments per Form 5500				$7,525,293

*	A party in interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

16

Magna E-Car Systems, Inc. Retirement Savings Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

EIN:  26-4396431

Plan Number:  001

Year ended December 31, 2011

Identity of Party Involved (a)	Description of Asset (number of transactions) (b)	Purchase Price (c )	Selling Price (d)	Lease Rental (e)	Expense Incurred With Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or (Loss) (i)

Magna International Inc.
Common Stock
Purchase	116	$1,406,456	$—	N/A	N/A	$1,406,456	$1,406,456	$—
Sale	33	—	271,713	N/A	N/A	***	271,713	***

NOTES:

(1)        Magna is a party-in-interest as defined by ERISA.

(2)        The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

(3)        Category (iii) - Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets.  There were no category (i), (ii), or (iv) reportable transactions.

***Historical cost information not available.

17

Exhibit to Report on Form 11-K:

Exhibit No.	Exhibit Description

23.1	Consents of Independent Registered Public Accounting Firm - BDO USA, LLP